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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                               Triton Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    896757101
                       ---------------------------------
                                 (CUSIP Number)


    Edwin H. Morgens, 10 East 50th Street, New York, NY 10022, (212) 705-0500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 27, 1996
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 24 Pages
                        Exhibit Index Appears on Page 24

                               SCHEDULE 13D

CUSIP No.   896757101                          Page 2 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Phoenix Partners
    13-6272912
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 501,213 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             501,213 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    501,213
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.3%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                          Page 3 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Betje Partners
    13-3118883
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 173,423 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             173,423 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    173,423
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                          Page 4 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgens Waterfall Vintiadis Investments N.V.
    None
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Netherlands Antilles
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 343,206 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             343,206 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    343,206
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.6%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                          Page 5 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgens Waterfall Income Partners
    13-2829306
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 64,768 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             64,768 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    64,768
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                          Page 6 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners L.P.
    13-3502415
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 400,687 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             400,687 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400,687
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.9%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                          Page 7 of 24 Pages

_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners II, L.P.
    13-3553296
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 632,697 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             632,697 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    632,697
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.9%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                          Page 8 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners III, L.P.
    13-3618702
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 441,260 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             441,260 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    441,260
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.1%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                          Page 9 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners IV, L.P.
    13-3687058
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 211,830 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             211,830 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    211,830
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                         Page 10 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Common Fund for Non-Profit Organizations
    23-7037968
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 12,616
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             12,616
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,616
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.06%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                         Page 11 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MWV Employee Retirement Plan Group Trust
    13-3845507
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 89,083 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             89,083 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    89,083
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.4%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    EP
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                         Page 12 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Phaeton International N.V.
    None
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Netherlands Antilles
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    343,206
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.6%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                         Page 13 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgens, Waterfall, Vintiadis & Company, Inc.
    13-2674766
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    529,245
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                         Page 14 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edwin H. Morgens
    ###-##-####
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,870,783
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.4%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    IN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   896757101                         Page 15 of 24 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bruce Waterfall
    ###-##-####
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,781,700
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    IN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Triton Group, Ltd.                                          Page 16 of 24 Pages
SCHEDULE 13D                                                    October 7, 1996




Item 1.   Security and Issuer.
-------   --------------------

          This Amendment No. 3 ("Amendment") amends the Statement on Schedule 13D (the "Statement") filed by the Reporting Persons (as defined below), with the Commission on July 9, 1993, Amendment No. 1 filed by the Reporting Persons with the Commission on December 14, 1993 ("Amendment No. 1"), Amendment No. 2 filed by the Reporting Persons with the Commission on January 6, 1994 ("Amendment No. 2") and Amendment No. 3 filed by the Reporting Persons with the Commission on April 21, 1994 ("Amendment No. 3") with respect to shares of Common Stock, par value $.0001 per share ("Common Stock") of Triton Group, Ltd., a Delaware Corporation (the "Company"). The principal executive offices of the Company are located at 550 West C Street, Suite 1880, San Diego, California 92101. This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Item 2.   Identity and Background.
-------   ------------------------

          This statement is filed jointly by (a) Phoenix Partners ("Phoenix"), (b) Betje Partners ("Betje"), (c) Phaeton International N.V. ("Phaeton"), (d) Morgens Waterfall Vintiadis Investments N.V. ("MWV"), (e) Morgens Waterfall Income Partners ("MWIP"), (f) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"), (g) Restart Partners L.P. ("Restart"),
(h) Restart Partners II, L.P. ("Restart II"), (i) Restart Partners III, L.P. ("Restart III"), (j) Restart Partners IV, L.P. ("Restart IV"), (k) MWV Employee Retirement Plan Group Trust ("MWV Plan"),
(l) The Common Fund for Non-Profit Organizations (the "Common Fund"), (m) Edwin H. Morgens ("Morgens") and (n) Bruce Waterfall ("Waterfall" and together with the persons listed in paragraphs (a) through (m), the "Reporting Persons").

          MWV is a subsidiary of Phaeton. Phaeton is a controlling person of MWV by virtue of its ownership of 100% of the outstanding shares of MWV. Phaeton and MWV are Netherlands Antilles limited liability companies having their principal offices at 6 John B. Gorsiraweg, Willemstad, Curacao, Netherlands Antilles. The principal business of MWV is to invest in securities of United States issuers. Phaeton is a holding company which invests in MWV and companies with similar objectives.

          The sole Managing Director of Phaeton and MWV is Offshore Management Company N.V. ("Offshore"), a Netherlands Antilles limited liability company having its principal office at 6 John B. Gorsiraweg, Willemstad, Curacao, Netherlands Antilles. The principal business of Offshore is to act as Managing Director of

Triton Group, Ltd.                                          Page 17 of 24 Pages
SCHEDULE 13D                                                    October 7, 1996


corporations domiciled in the Netherlands Antilles, and in that capacity to provide local management, administrative, clerical and accounting services similar to those which it provides to Phaeton and MWV. Phaeton and MWV do not have any officers other than Offshore.

               Phaeton and MWV have the following Board of Directors:

        Name                                       Address

        Halvor Astrup                              Fearnley Group A/S
                                                   35-38 Portman Square
                                                   London W1HOEU, England

        Dr. M. Colyer Crum                         Harvard Business School
                                                   Cambridge, Massachusetts

        Bassam Aburdene                            Capital Trust Ltd.
                                                   49 Mount Street
                                                   London WIY5RE, England

        Fred Arthur Rank Packard                   Center 45
                                                   45 London Wall
                                                   London EC2, England

               Mr. Astrup, a citizen of Norway, is Vice Chairman of Fearnley Group and Chairman of Fearnley Finance Ltd., companies principally engaged in project development in the international shipping industry.

               Dr. Crum, a U.S. citizen, is a professor at the Harvard Business School, where he holds the James R. Williston Chair of
Investment Management.

               Mr. Aburdene, a U.S. citizen, is a Managing Partner of Capital Trust Limited, a London-based financial services company which is jointly owned by United States and Middle Eastern institutions and investors.

               Mr. Packard, a British citizen, is a partner of Banco de Investimentos Garantia, a leading Brazilian investment bank.

               Phoenix, MWIP and Betje are New York limited partnerships having their principal address at 10 East 50th Street, New York, New York 10022. The principal business of Phoenix, MWIP and Betje is to invest in securities of United States issuers. Morgens and Waterfall are (i) the general partners of MWIP and (ii) the managing members of MW Management LLC, which is the general partner of Phoenix. All of the information concerning Morgens and

Triton Group, Ltd.                                          Page 18 of 24 Pages
SCHEDULE 13D                                                    October 7, 1996


Waterfall is set forth below. Mr. Zanvyl Krieger is the general partner of Betje. The business address of Mr. Krieger is c/o Weinberg and Green, 100 South Charles Street, Baltimore, Maryland 21201. Mr. Krieger's principal occupation is a private investor.

               Restart, Restart II, Restart III and Restart IV are Delaware limited partnerships having their principal address at 10 East 50th Street, New York, New York 10022. The principal business of Restart, Restart II, Restart III and Restart IV is to invest in securities of financially troubled companies.

               The general partner of Restart is Prime Group, L.P. ("Prime Group"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime Group is to act as the general partner of Restart. The general partner of Prime Group is Prime, Inc., a Delaware corporation ("Prime"), having its principal office at 10 East 50th Street, New York, New York 10022. The principal business of Prime is to act as general partner of Prime Group, Prime II, Prime III and Prime IV (as discussed below). Morgens is the Chairman of the Board of Directors and the Secretary of Prime. Waterfall is the President of Prime and is also a Director. All of the information concerning Morgens and Waterfall is set forth below.

               The general partner of Restart II is Prime Group II, L.P. ("Prime II"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime II is to act as the general partner of Restart II. The general partner of Prime II is Prime. All of the information concerning Prime is set forth above.

               The general partner of Restart III is Prime Group III, L.P. ("Prime III"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime III is to act as the general partner of Restart III. The general partner of Prime III is Prime. All of the information concerning Prime is set forth above.

               The general partner of Restart IV is Prime Group IV, L.P. ("Prime IV"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime IV is to act as the general partner of Restart IV. The general partner of Prime IV is Prime. All of the relevant information concerning Prime is set forth above.

Triton Group, Ltd.                                          Page 19 of 24 Pages
SCHEDULE 13D                                                    October 7, 1996


               MWV Plan is a trust established in 1994 for the benefit of the employees of Morgens Waterfall. The trustees of the MWV Plan are David Ericson, Dan Levinson, Morgens, John Raphael and Stephan Yost, all of whom are employees of Morgens Waterfall. MWV Plan's principal address is 10 East 50th Street, New York, New York 10022. All of the relevant information concerning Morgens Waterfall and Morgens is set forth below.

               Morgens Waterfall is a New York corporation having its principal address at 10 East 50th Street, New York, New York 10022. The business of Morgens Waterfall is rendering of financial services and as such it provides discretionary investment advisory services pursuant to contracts with MWV and Betje. In addition, Morgens Waterfall provides discretionary investment advisory services to the Common Fund and in that capacity has been granted investment authority over the Common Fund to vote securities registered in the name of the Common Fund. Under the rules promulgated by the Securities and Exchange Commission, Morgens Waterfall and its principals may be considered "beneficial owners" of securities acquired by MWV, Betje and the Common Fund as a result of their advisory relationship to MWV, Betje and the Common Fund.

               Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. Waterfall is the President and Assistant Secretary of Morgens Waterfall and is also a Director. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall at 10 East 50th Street, New York, New York 10022. Morgens Waterfall has no other officers and directors.

               During the past five years, none of the persons described in this
Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

               On April 12, 1994, the following Reporting Persons purchased Common Stock in the over-the-counter market through brokerage transactions. The aggregate number of shares of Common Stock so purchased, as reported in this Amendment, and the aggregate purchase price of such shares is as follows:

Triton Group, Ltd.                                          Page 20 of 24 Pages
SCHEDULE 13D                                                    October 7, 1996



                                     Aggregate              Aggregate
               Name                 # of shares           Purchase Price
               ----                 -----------           --------------

               MWV                    69,400                  $0.75
               Betje                  38,800                  $0.75
               Phoenix               113,500                  $0.75

               The source of the payments by MWV, Betje and Phoenix was working capital, and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.   Purpose of Transaction.
-------   -----------------------

               The Common Stock acquired by MWV, Betje, Phoenix, and MWV Plan, was purchased in the over-the-counter market through brokerage transactions in the ordinary course of business, solely as an investment. The Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although they reserve the right to buy additional securities of the Company or sell securities of the Company from time to time.

Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

               (a) and (b) The following is the amount of Common Stock which is beneficially owned by each Reporting Person:

                                     Aggregate               Percentage
               Name                 # of shares               of class
               ----                 -----------               --------

               MWV                    343,206                    1.6%
               Betje                  173,423                    0.8
               MWIP                    64,768                    0.3
               Phoenix                501,213                    2.3
               Restart                400,687                    1.9
               Restart II             632,697                    2.9
               Restart III            441,260                    2.1
               Restart IV             211,830                    1.0
               Common Fund             12,616                    0.06
               MWV Plan                89,083                    0.4
               -----------------------------------------------------
               Total                2,870,783                   13.4%

               The Reporting Persons own in the aggregate approximately 13.4% of the outstanding shares of Common Stock.

               Phaeton does not directly own any of the Common Stock. Phaeton may be deemed to indirectly beneficially own 343,206 shares of Common Stock by virtue of its 100% ownership of MWV.

Triton Group, Ltd.                                          Page 21 of 24 Pages
SCHEDULE 13D                                                    October 7, 1996



               Morgens Waterfall does not directly own any of the Common Stock. Morgens Waterfall may be deemed to indirectly beneficially own 529,245 shares of Common Stock by virtue of contracts with MWV (343,206 shares), Common Fund (12,616 shares) and Betje (173,423 shares) pursuant to which Morgens Waterfall provides discretionary investment advisory services.

               Waterfall does not directly own any of the Common Stock. Waterfall may be deemed to indirectly beneficially own 2,781,700 shares of Common Stock by virtue of his positions as general partner of Phoenix (501,213 shares) and MWIP (64,768 shares); as President, Assistant Secretary and Director of Morgens Waterfall (529,245 shares); and as President and a Director of Prime, as general Partner of each of Prime Group, Prime II, Prime III and Prime IV, as general partner of Restart (400,687 shares), Restart II (632,697 shares), Restart III (441,260 shares) and Restart IV (211,830 shares) respectively.

               Morgens does not directly own any of the Common Stock. Morgens may be deemed to indirectly beneficially own 2,870,783 shares of Common Stock by virtue of his position as general partner of Phoenix (501,213 shares) and MWIP (64,768 shares); as Chairman of the Board of Directors and Secretary of Prime, as general partner of each of Prime Group, Prime II, Prime III, and Prime IV, the respective general partners of Restart (400,687 shares), Restart II (632,697 shares), Restart III (441,260 shares) and Restart IV (211,830 shares); as Chairman of the Board of Directors and Secretary of Morgens Waterfall (529,245 shares); and as trustee of MWV Plan (89,083 shares).

               Each Reporting Person hereby disclaims that it has any beneficial interest in the securities owned, directly or indirectly, by any other entity.

               (c) The following is a list of all transactions involving the Common Stock during the past 60 days, by any of the Reporting Persons named in
Item 2 of this Schedule 13D:

                                     No. of shares
     Name           Date             sold/purchased             Price/Share
     ----           ----             --------------             -----------

     MWV            9/27/96          69,400 purchased                $ 0.75
     Betje          9/27/96          38,800 purchased                $ 0.75
     Phoenix        9/27/96          113,500 purchased               $ 0.75


               (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

Triton Group, Ltd.                                          Page 22 of 24 Pages
SCHEDULE 13D                                                    October 7, 1996


          (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
          --------------------------------------------------------

               Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.
-------   ---------------------------------

EXHIBIT A     Power of Attorney, dated December 15, 1993 granted
              to Messrs. Morgens and Waterfall by the following parties: Mr. Bruce Waterfall; Phoenix Partners;
              Morgens Waterfall Income Partners; Betje Partners;
              Phaeton International N.V.; Morgens, Waterfall,
              Vintiadis Investments N.V.; The Common Fund for
              Non-Profit Organizations; Morgens Waterfall
              Vintiadis & Company, Inc.; Restart Partners, L.P.;
              Restart Partners II, L.P.; Restart Partners III,
              L.P.; Restart Partners IV, L.P.; Morgens Waterfall,
              Vintiadis & Co., Inc. Employees' Profit Sharing
              Plan; and Mr. Edwin Morgens, for the specific purpose of executing on their behalf any Schedule
              13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) (incorporated by reference to Exhibit A of Amendment No. 2 to
              Schedule 13D filed on December 22, 1993 by Phoenix
              Partners; Betje Partners; Phaeton International
              N.V.; Morgens, Waterfall, Vintiadis Investments
              N.V.; Morgens Waterfall Vintiadis & Company, Inc.;
              Edwin H. Morgens; and Bruce Waterfall with respect to the common stock, par value $.01 per share, of Sudbury, Inc.).

Triton Group, Ltd.                                          Page 23 of 24 Pages
SCHEDULE 13D                                                    October 7, 1996


                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.


Dated:  October 7, 1996                     The Reporting Persons listed herein


                                            By:     /s/ Bruce Waterfall
                                               --------------------------------
                                            Bruce Waterfall as attorney-in-fact
                                            for each of the Reporting Persons

Triton Group, Ltd.                                          Page 24 of 24 Pages
SCHEDULE 13D                                                    October 7, 1996

                                  EXHIBIT INDEX

                                                                Page No.
                                                                --------

Exhibit A             Power of Attorney                         Incorporated by
                                                                Reference